SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

____________________

(Mark one)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From __________ to __________

____________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

______________________________________________________________________________

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2012, and 2011

(With Independent Auditors’ Report Thereon)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2012, and 2011

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012, and 2011	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012, and 2011	3

Notes to Financial Statements	4

Supplemental Schedules*

1 Schedule H, Line 4i – Schedule of Assets Held at End of Year	12

2 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

*Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Bar Harbor Bankshares 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Boston, Massachusetts

June 25, 2013

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2012, and 2011

	2012	2011

Cash	$198,368	23,234

Investments, at fair value:

Money market funds	1	1,444,693
Stable Value Fund	1,462,877	---
Target Funds	5,800,886	---
Mutual funds	3,571,373	7,525,149
Common stock of Bar Harbor Bankshares	3,612,371	2,984,569

Total investments	14,447,508	11,954,411

Receivables:
Notes receivable from participants	457,669	456,373
Due from broker for securities sold	---	136

Total receivables	457,669	456,509
Liabilities:
Due to broker for securities purchased	(177,666)	---
Other liability	(2,515)	---
Net assets available for benefits at fair value	14,923,364	12,434,154
Adjustment from fair value to contract value for
fully benefit responsive investment contracts	(29,769)	---

Net assets available for benefits	$14,893,595	12,434,154

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012, and 2011

	2012	2011

Additions to net assets attributed to:
Investment income (loss) :
Net appreciation(depreciation) in investments	$1,216,220	(279,298)
Interest and dividends	398,478	236,561
Other income	25,481	24,140

Investment income (loss)	1,640,179	(18,597)

Contributions:
Participants	715,391	670,829
Employer	317,056	303,455
Rollovers	431,656	253,325

Total contributions	1,464,103	1,227,609

Total increase	3,104,282	1,209,012

Deductions from net assets attributed to:
Benefits paid directly to participants	(618,237)	(274,757)
Administrative expenses	(26,604)	(23,220)

Net increase in assets available for benefits	2,459,441	911,035

Net assets available for benefits:
Beginning of year	12,434,154	11,523,119

End of year	$14,893,595	12,434,154

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company pays Plan expenses.

	(b)	Contributions

Each year, participants may contribute up to 100% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA’s, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan currently offers investment options for participants. The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2012 and 2011, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 4% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional contributions were made in 2012 or 2011.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

	(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

	(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

	(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Upon the death of an employee, the named beneficiary receives a lump sum amount equal to the vested balance in the deceased employee’s account. Participants with vested balances in their accounts of $1,000 or less must take a lump sum distribution. Participants who terminate employment with a vested balance greater than $1,000 but less than or equal to $5,000 must have their vested balance rolled over to an IRA, unless they make a voluntary election for another form of distribution or roll-over.

	(g)	Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 4.25% to 9.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.

	(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2012 and 2011. Amounts in prior year’s financial statements are reclassified when necessary to conform to current year’s presentation.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

(b)	Investments and Notes Receivable from Participants

The Plan’s investments are valued on a daily basis, using quoted market prices. Participant loans are valued at their outstanding unpaid principal amounts. Dividends are recorded on the ex-dividend date.  Common collective trust funds are valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.   Withdrawals from the Morley Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.   All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Morley Stable Value Fund may waive this request at its discretion.

Notes receivables from Participants are valued at their outstanding unpaid principal amounts.

(c)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles; require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

(d)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2012 through June 25, 2013, which was the date the financial statements were available to be issued.

(e)	Effects of New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011, with early adoption prohibited.  The provisions of ASU 2011-04 provide guidance on additional disclosures for Level 3 financial instruments.   Its adoption had no impact on the Plan’s financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)	Investments

Investments, including those that represent 5% or more of the net assets available for benefits, at December 31, 2012 or 2011 are as follows:

	2012	2011

Money market funds:
Money market funds	$1	1,444,693
Morley Stable Value Fund	1,462,877	--
American Target Funds 2015-2050	5,800,886	--
Mutual funds:
Domestic equity mutual funds:
American Growth Fund Inc.	$--	1,254,870
Investment Company of America	--	918,832
Blackrock-Mid Cap Value Equity Fund Class A	--	1,111,582
Vanguard 500 Index Fund-Admiral Signal Shares	1,476,522	1,127,556
Vanguard Mid Cap Index Investor	25,345	--
Vanguard Small Cap Index Signal Shares	25,480	--
Foreign equity mutual funds:
American Europacific Growth Fund.	732,968	717,922
American New Perspective Fund	741,742	713,904
Bond mutual funds:
Intermediate Bond Fund America	569,316	1,010,462
Blended mutual funds:
MFS Total Return Fund A.	--	670,021

Total mutual funds	$3,571,373	7,525,149

Common stock:
Bar Harbor Bankshares.	$3,612,371	2,984,569

During 2012 and 2011, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2012	2011
Stable value funds	$(22,702)	--
Target funds	110,845	--
Mutual Funds	775,966	(370,980)
Common stock of Bar Harbor Bankshares	352,111	91,682

	$1,216,220	(279,298)

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

(4)	Fair Values of Financial Instruments

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (i.e. supported by little or no market activity).

	Level 1	Level 2	Level 3	Total

December 31, 2012
Money Market funds	$1	---	---	1
Stable Value Funds	---	1,462,877	---	1,462,877
Target funds	5,800,886	---	---	5,800,886
Mutual funds	3,571,373	---	---	3,571,373
Common stock of Bar Harbor Bankshares	3,612,371	---	---	3,612,371

December 31, 2011
Money Market funds	$1,444,693	---	---	1,444,693
Stable Value Funds	---	---	---	--
Target funds	---	---	---	--
Mutual funds	7,525,149	---	---	7,525,149
Common stock of Bar Harbor Bankshares	2,984,569	---	---	2,984,569

There were no transfers between levels during 2012.
(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 8, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3).  The decision to invest in Company stock is voluntary on the part of the participants.   These transactions are party-in-interest transactions.   Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information.  Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments.  Participant loan distributions and repayments are also considered party-in-interest transactions.

(7)	Untimely Remittances

During 2012 it was discovered that there were delays by the Plan Sponsor in submitting certain employee deferrals totaling $347,230. The Company reimbursed the Plan for lost interest in the amount of $245.  These amounts due to the Plan were submitted in 2012. The Plan Sponsor has assessed any lost earnings and excise taxes due for the resulting costs and deposited the funds to the plan.   These transactions have since been corrected outside of the Voluntary Fiduciary Compliance Program.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2012, and 2011

(8)	Difference Between Financial Statements and Form 5500 The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31

	2012	2011

Net assets available for benefits from the financial statements	$14,893,595	12,434,154
Net adjustment to fair value for fully benefit responsive Investment contracts	29,769	---
Assets available for benefits from the Form 5500	$14,923,364	12,434,154

The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to the net income (loss) from the Form 5500:

	December 31
	2012	2011
Net increase (decrease) in net assets from the financial statements	$2,459,441	911,035
2012 Net adjustment to fair value for fully benefits responsive investment contracts	29,769	---

Net income (loss) from the Form 5500	$2,489,210	911,035

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2012

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Cash—Pass through account		**	$198,368
*	Fidelity Retirement Money Market	Money market fund	**	1
	Morley Stable Value Fund	Stable Value Fund, 63,163.942 shares	**	1,462,877
	American Target Fund 2015-2050	Target Funds, 583,748.26 shares	**	5,800,886
	Intermediate Bond Fund America	Bond mutual fund, 41,374.706 shares	**	569,316
	Vanguard Small Cap Index Signal Shares	Equity mutual fund, 729.669 shares	**	25,480
	Vanguard 500 Index Fund – Admiral Signal Shares	Equity mutual fund, 13,605.986 shares	**	1,476,522
	Vanguard Mid Cap Index Fund	Equity mutual fund, 1,127.931 shares	**	25,345
	American Europacific Growth Fund	Foreign equity mutual fund, 17,781.858 shares	**	732,968
	American New Perspective Fund	Foreign equity mutual fund, 23,728.152 shares	**	741,742
*	Bar Harbor Bankshares	Common stock,107,679.298 shares	**	3,612,371
*	Participant Loans Receivable	Interest rates – 4.25 – 9.25%	**	457,669
				$15,103,545

*Party-in-interest

** Per ERISA guidelines, the cost of investments is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

Schedule 2

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2012

Participant contributions transferred late to the Plan ___________ Check here if late Participant loan prepayments are included ☐		Total that Constitute Nonexempt Prohibited Transactions				Totally fully corrected under VFCP and PTE 2002-51
		Contributions Not corrected	Contributions corrected outside VFCP		Contributions pending correction in VFCP

$347,230	$		$347,230	$	---	$347,230

See accompanying independent auditors’ report.

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2012 and 2011, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:

/s/Marsha C. Sawyer

Date: June 25, 2013

Marsha C. Sawyer

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of KPMG LLP